                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            RICHEY ELECTRONICS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK $0.001 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   763302-10-6
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert M. Smith
                                Dewey Ballantine
                        333 South Hope Street, 30th Floor
                         Los Angeles, California  90071
                                 (213) 626-3399
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 14, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

 ---------------------                               ------------------
 CUSIP No. 763302-10-6                               Page 2 of 11 Pages
 ---------------------                               ------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               FIRST INVESTMENT GROUP  (ID #98-0036596)
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

               Not Applicable
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   267,435
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               267,435
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               267,435
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.95%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (See Instructions)

               CO
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

 ---------------------                               ------------------
 CUSIP No. 763302-10-6                               Page 3 of 11 Pages
 ---------------------                               ------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SAUL LEVY
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

               Not Applicable
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Paraguay
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   318,863
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               318,863
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               318,863
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.52%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (See Instructions)

               IN
- --------------------------------------------------------------------------------

                                    PREAMBLE

          This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on January 6, 1994 by Saul Levy and First Investment Group ("FIG") and relating to the common stock, par value $0.001 (the "Common Stock") of Richey Electronics, Inc., a Delaware corporation. This amendment is being filed to report the sale of shares of Common Stock by FIG.

          This amendment is intended to amend and supplement the statement on
Schedule 13D filed with the Securities and Exchange Commission on January 6, 1994 solely with respect to Saul Levy and FIG. No amendment or supplement is intended with respect to any other individual or entity who filed such statement on Schedule 13D jointly with Mr. Levy and FIG.

          In accordance with Regulation Section 240.13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended, the Schedule 13D filed January 6, 1994 is attached hereto as Appendix B.

ITEM 1.   SECURITY AND ISSUER.

The information contained in Item 1 is hereby amended to read, in its entirety, as follows:

          The class of equity securities to which this Statement relates is the common stock, $0.001 par value ("Common Stock"), of Richey Electronics, Inc., a Delaware corporation ("Richey"), whose principal executive offices are located at 7441 Lincoln Way, Garden Grove, California 92641.

          All calculations relating to the percentage ownership of the Common Stock are based on 9,057,825 shares of Common Stock being outstanding as of May 29, 1996.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information contained in Item 3 is hereby amended to read, in its entirety, as follows:

          FIG was a shareholder of BRJS Investment Holding Corp., a California corporation ("BRJS"). It acquired its direct ownership interest in Richey pursuant to the terms of the merger of BRJS with and into Richey Electronics, Inc., a California corporation, f/k/a Brajdas Corporation ("Richey-California") as described in Item 4 hereof. Each share of BRJS held by FIG was exchanged for
22.4786 shares of the common stock of Richey-California. On December 30, 1993, Richey-California effected a 1:3.5 share reverse stock split and on December 31, 1993, Richey-


                               Page 4 of 11 Pages

California reincorporated in Delaware pursuant to a merger of Richey-California with and into the Company.

          FIG acquired, post reverse stock split, 572,435 shares of Richey, representing a 9.72% interest in the Common Stock. FIG's total current ownership of Common Stock equals 267,435 shares or 2.95% of the Common Stock currently outstanding.

          Mr. Levy owns 100% of FIG. Therefore, the 267,435 of shares owned by FIG may be attributed to Mr. Levy. Mr. Levy's current total ownership of 318,863 shares of Common Stock, including the 267,435 shares owned through his ownership of FIG, represent approximately 3.52% of the Common Stock currently outstanding.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The information contained in Item 5 is hereby amended to read, in its entirety, as follows:

          All calculations relating to percentage of ownership of Richey Common Stock are based on 9,057,825 shares of Richey Common Stock being outstanding as of May 29, 1996.

          (a) Mr. Levy, who owns 100% of FIG, may be deemed, through FIG, to own 267,435 shares of Common Stock or a 2.95% interest in Richey. Mr. Levy also owns 51,428 shares of Common Stock directly which represents an additional .56% of the Common Stock outstanding. Therefore, Mr. Levy is deemed to own a total of 318,863 shares of Common Stock representing a 3.52% interest in the Common Stock outstanding.

               FIG owns 267,435 shares of the Common Stock, which represents approximately 2.95% of the Common Stock outstanding.

          (b) Mr. Levy has the sole power to vote, or to direct the vote of, and to dispose, or to direct the disposition of, the 51,428 shares of Common Stock owned directly by him.

               Mr. Levy has the sole power to vote, or to direct the vote of, or to dispose, or to direct the disposition of, the 267,435 shares of Common Stock owned by FIG.

          (c) On May 14, 1996, FIG sold 200,000 shares of the Common Stock held by it at the then prevailing market price per share. The Common Stock so sold was sold through Jefferies & Company, Inc.

          There were no transactions involving shares of Common Stock effected during the past 60 days by Mr. Levy.


                               Page 5 of 11 Pages

          (d)  Not applicable.

          (e) Both FIG and Mr. Levy ceased to be the beneficial owner of at least 5% of the outstanding shares of Richey Common Stock on May 14, 1996. On that date, FIG caused to be sold 200,000 of its shares, bringing its holdings to 267,435 shares, representing an ownership interest of approximately 2.95% of the Common Stock outstanding. Mr. Levy's ownership interest of 2.95% of the Common Stock outstanding through his ownership of FIG, combined with his direct ownership of a .56% interest, make his total ownership interest approximately 3.52% of the Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Item 6 is hereby amended to read, in its entirety, as follows:

          There exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Richey, including but not limited to any agreements concerning (i) transfer or voting of securities, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) put or calls, (vi) guarantees of profits, (vii) division of profits or loss or (viii) the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A Agreement to file jointly dated June 6, 1996 by and between Saul Levy and FIG.


                               Page 6 of 11 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   First Investment Group



                                   /s/ Saul Levy
                                   -------------------------------
                                   By:      Saul Levy
                                   Title:   President

Dated:  June 7, 1996


                               Page 7 of 11 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   First Investment Group



                                   /s/ Saul Levy
                                   -------------------------------
                                   By:      Saul Levy
                                   Title:   President

Dated:  June 7, 1996


                               Page 8 of 11 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                    Page
  No.                    Description                                      Number
- -----------------------------------------------------------------         ------

  A       Agreement by Saul Levy and FIG to file jointly
          Amendment No. 1 to Schedule 13D.                                  10


                               Page 9 of 11 Pages

                                    EXHIBIT A
                                    ---------

AGREEMENT
- ---------
          Pursuant to Reg. Section 240.13d-1(f)(1)(iii) under the attached Securities Exchange Act of 1934, we hereby agree in writing that the attached
Schedule 13D Amendment No. 1 is filed on behalf of each of us.


Date:     June 6, 1996


                                        FIRST INVESTMENT GROUP

                                               /s/ Saul Levy
                                               ------------------------
                                        By:    Saul Levy
                                        Title: President and Secretary


                                        SAUL LEVY

                                               /s/ Saul Levy
                                               ------------------------


                               Page 10 of 11 Pages

                                   APPENDIX A
                                   ----------

                BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF FIG
                ------------------------------------------------

          The name, citizenship, business address and principal occupation or employment of each executive officer and director of FIG are set forth below.


DIRECTORS

Saul Levy
citizen of Paraguay
c/o Barclay and Company, Inc.
300 Drakes Landing Road, Suite 100
Greenbrae, California  94904
President and Secretary of FIG
Investor

David G. Bird
citizen of Grand Cayman
Swiss Bank Building
George Town, Grand Cayman
Attorney


                               Page 11 of 11 Pages

                                                                      APPENDIX B


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )


                            RICHEY ELECTRONICS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK $0.001 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   763302-10-6
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert M. Smith
                                Dewey Ballantine
                        333 South Hope Street, 30th Floor
                         Los Angeles, California  90071
                                 (213) 626-3399
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 1993
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 ---------------------                               -------------------
 CUSIP No. 763302-10-6                               Page 2 of 116 Pages
 ---------------------                               -------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               C. DON ALVERSON
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   404,614
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               404,614
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               404,614
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.9%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

 ---------------------                               -------------------
 CUSIP No. 763302-10-6                               Page 3 of 116 Pages
 ---------------------                               -------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WILLIAM C. CACCIATORE
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   578,020
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               578,020
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               578,020
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.8%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

 ---------------------                               -------------------
 CUSIP No. 763302-10-6                               Page 4 of 116 Pages
 ---------------------                               -------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               DEBORAH LEVY
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   968,570
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               968,570
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               968,570
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               16.44%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

 ---------------------                               -------------------
 CUSIP No. 763302-10-6                               Page 5 of 116 Pages
 ---------------------                               -------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SAUL LEVY
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Paraguay
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   623,863
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               623,863
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               623,863
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.59%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

 ---------------------                               -------------------
 CUSIP No. 763302-10-6                               Page 6 of 116 Pages
 ---------------------                               -------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GREG A. ROSENBAUM
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   69,360
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 325,252
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               69,360
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               325,252
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               394,612
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.7%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

 ---------------------                               -------------------
 CUSIP No. 763302-10-6                               Page 7 of 116 Pages
 ---------------------                               -------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               NORBERT W. ST. JOHN
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   346,812
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               346,812
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               346,812
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.9%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

 ---------------------                               -------------------
 CUSIP No. 763302-10-6                               Page 8 of 116 Pages
 ---------------------                               -------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               DONALD I. ZIMMERMAN
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   565,286
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               565,286
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               565,286
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.6%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

 ---------------------                               -------------------
 CUSIP No. 763302-10-6                               Page 9 of 116 Pages
 ---------------------                               -------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BARCLAY AND COMPANY, INC. (ID #13-1869590)
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Washington
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   1,926,736
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               1,926,736
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,926,736
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               32.72%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

 ---------------------                               --------------------
 CUSIP No. 763302-10-6                               Page 10 of 116 Pages
 ---------------------                               --------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               FIRST INVESTMENT GROUP (ID #98-0036596)
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
    3     SEC USE ONLY


- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                   572,435
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
     REPORTING                 0
      PERSON        ------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                               572,435
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                               0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               572,435
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

               CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       PREAMBLE

         This Statement on Schedule 13D relating to the securities of Richey Electronics, Inc., a Delaware corporation, is being filed by C. Don Alverson, William C. Cacciatore, Deborah Levy, Saul Levy, Greg A. Rosenbaum, Norbert W. St. John, Donald I. Zimmerman, Barclay and Company, Inc. and First Investment Group.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is the common stock, $0.001 par value ("Common Stock"), of Richey Electronics, Inc., a Delaware corporation ("Richey"), whose principal executive offices are located at 7441 Lincoln Way, Garden Grove, California 92641.

         All calculations of percentage of the Common Stock are based on 5,889,338 shares of Common Stock being outstanding as of January 1, 1994.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by the following entities and individuals:

         (1)  (a)  C. Don Alverson

              (b)  7441 Lincoln Way
                   Garden Grove, California 92641

              (c)  Executive Vice President - Sales of Richey

              (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  United States citizen.

         (2)  (a)  William C. Cacciatore

              (b)  7441 Lincoln Way
                   Garden Grove, California 92641

              (c) Chairman of the Board, Chief Executive Officer and President of Richey

              (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  United States citizen.

         (3)  (a)  Deborah Levy

              (b)  c/o Barclay and Company, Inc.
                   300 Drakes Landing Road, Suite 100
                   Greenbrae, California 94904

              (c)  Medical Student

              (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  United States citizen.

         (4)  (a)  Saul Levy

              (b)  c/o Barclay and Company, Inc.
                   300 Drakes Landing Road, Suite 100

                   Greenbrae, California 94904

              (c)  Investor

              (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  Paraguay citizen.

         (5)  (a)  Greg A. Rosenbaum

              (b)  9140 Vendome Drive
                   Bethesda, Maryland 20817

              (c) President, Treasurer and sole Director of Palisades Associates, Inc.

              (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  United States citizen.

         (6)  (a)  Norbert W. St. John

              (b)  7441 Lincoln Way
                   Garden Grove, California 92641

              (c)  Executive Vice President - Marketing of Richey

              (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  United States citizen.

         (7)  (a)  Donald I. Zimmerman

              (b)  300 Drakes Landing Road, Suite 100, Greenbrae, California
                   94904

              (c)  President of Barclay and Company, Inc.

              (d) Was not convicted, during last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Was not a party, during last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  United States citizen.

         (8) Barclay and Company, Inc., a Washington corporation ("Barclay") is located at 300 Drakes Landing Road, Suite 100, Greenbrae, California 94904. Barclay is an import/export company doing business with the Far East, as well as holding real estate investments and operating companies in the United States. The name, citizenship, business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Barclay is set forth in Appendix A hereto.

              During the past five years, neither Barclay, nor, to the best knowledge of Barclay, any of its directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (9) The principal business address of First Investment Group, a Cayman Islands corporation ("FIG") is Swiss Bank Building (P.O. Box 1043), George Town, Grand Cayman, Cayman Islands. FIG's principal business is private investment. FIG is wholly owned by Saul Levy. The name, citizenship, business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of FIG is set forth in Appendix B hereto.

              During the past five years, neither FIG, nor, to the best knowledge of FIG, any of its directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         FIG and Barclay and Messrs. Alverson, Cacciatore and Rosenbaum were shareholders of BRJS Investment Holding Corp., a California corporation ("BRJS"). They acquired their respective direct ownership interests in Richey pursuant to the terms of the merger of BRJS with and into Richey Electronics, Inc., a California corporation, f/k/a Brajdas Corporation ("Richey-California") as described in Item 4 hereof. Each share of BRJS held by Messrs. Alverson, Cacciatore and Rosenbaum and by FIG and Barclay was exchanged for 22.4786 shares of the common stock of Richey-California. On December 30, 1993, Richey-California effected a 1:3.5 share reverse stock split and on December 31, 1993, Richey-California reincorporated in Delaware pursuant to a merger of Richey-California with and into the Company.

         Mr. Alverson acquired, post reverse stock split, 404,614 shares of Richey, representing a 6.87% interest in the Common Stock. Mr. Cacciatore acquired, post reverse stock split, 578,020 shares of Richey, representing a 9.81% interest in the

Common Stock. Mr. Rosenbaum owns 60% of Palisades Associates, Inc., a Delaware corporation ("Palisades"). Palisades acquired, post reverse stock split, 335,252 shares of Richey, and has made a gift of 10,000 of those shares to The President and Fellows of Harvard College. Mr. Rosenbaum is also Custodian for Eli S. Rosenbaum, Elliott J. Rosenbaum and Eve H. Rosenbaum, his three children, each of whom acquired, post reverse stock split, 23,120 shares of Richey. Through these relationships, Mr. Rosenbaum is therefore deemed to beneficially own 394,612 shares of Richey, representing a 6.7% interest in the Common Stock. Barclay acquired, post reverse stock split, 1,926,736 shares of Richey, representing a 32.72% interest in the Common Stock. However, Barclay made a distribution of its Common Stock to certain of its shareholders and, as a result, owns 1,331,503 shares of Richey, representing a 22.61% interest in the
Common Stock.   FIG acquired, post reverse stock split, 572,435 shares of
Richey, representing a 9.72% interest in the Common Stock.

         Ms. Levy owns 72.74% of Barclay. Ms. Levy is therefore deemed to beneficially own 968,545 shares of Richey, representing a 16.44% interest in the Common Stock. Mr. Levy owns 100% of FIG. Therefore, 572,435 shares of Mr. Levy's total ownership of 623,863 shares of Richey (10.59%) are owned by Mr. Levy through his ownership of FIG. Mr. Zimmerman owns 27.26% of Barclay. Therefore, 362,958 shares of Mr. Zimmerman's total ownership of 562,957 shares of Richey (9.56%) are owned by Mr. Zimmerman through his ownership of Barclay.

ITEM 4.  PURPOSE OF TRANSACTION.

         BRJS and Brajdas Corporation, a California corporation ("Brajdas") entered into a Merger Agreement dated as of July 12, 1993 (the "Merger Agreement"), restated between BRJS and Richey-California (f/k/a Brajdas Corporation) as of November 9, 1993 (the "Restated Merger Agreement"), pursuant to which BRJS would merge with and into Richey-California (the "BRJS Merger"). BRJS was a holding company for Richey-California stock and Richey is a distributor of electronic components. The BRJS Merger was effected on November 18, 1993 by the filing of the restated agreement of merger with the California Secretary of State.

         Under the terms of the Merger Agreement, in exchange for stock of BRJS, the shareholders of BRJS received approximately 89% of the outstanding shares of Richey-California.

         On December 30, 1993, Richey-California effected a 1:3.5 reverse stock split (the "Reverse Stock Split"). On December 31, 1993, Richey-California was merged with and into the Company pursuant to the Agreement of Merger (To Effect Reincorporation in Delaware) between Richey-California and Richey dated as of December 14, 1993 (the "Reincorporation Merger Agreement"), the effect of which was to change Richey-

California's state of incorporation from California to Delaware (the "Reincorporation"). Pursuant to the Reincorporation, each share of common stock of Richey-California following the Reverse Stock Split was automatically converted into one share of the Common Stock.

         Pursuant to the Reincorporation Merger Agreement, each officer and director of Richey-California before the Reincorporation became the officers and directors of the Company, without change.

         Except as set forth in this Item 4, Messrs. Alverson, Cacciatore, Levy, Rosenbaum, St. John and Zimmerman, Ms. Levy and Barclay and FIG have no present intention of engaging in the types of transactions specified in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         All calculations of percentage of Richey Common Stock are based on 5,889,338 shares of Richey Common Stock being outstanding as of January 1, 1994.

         (a) Mr. Alverson owns 404,614 shares of Common Stock, which represents approximately 6.87% of the Common Stock outstanding.

              Mr. Cacciatore owns 578,020 shares of Common Stock, which represents approximately 9.81% of the Common Stock outstanding.

              Ms. Levy, who owns 72.74% of Barclay, may be deemed, through Barclay, to own a 16.44% interest in Richey.

              Mr. Levy, who owns 100% of FIG, may be deemed, through FIG, to own a 9.72% interest in Richey. Mr. Levy also owns 51,428 shares of Common Stock directly, which represents an additional .87% of the Common Stock outstanding. Mr. Levy may be deemed to own a total 10.59% interest in the Common Stock.

              Mr. Rosenbaum owns 60% of Palisades and his wife, Martha Rosenbaum, owns the remaining 40% of Palisades. Palisades owns 325,252 shares of Common Stock, which represents approximately 5.52% of the Common Stock outstanding. Mr. Rosenbaum is also Custodian for Eli S. Rosenbaum, Elliott J. Rosenbaum and Eve H. Rosenbaum, each of whom owns 23,120 shares of Common Stock, which together represents approximately 1.18% of the Common Stock outstanding. Mr. Rosenbaum may be deemed to own a total 6.7% interest in the Common Stock.

              Mr. St. John owns 346,812 shares of the Common Stock, which represents approximately 5.89% of the Common Stock outstanding.

              Mr. Zimmerman owns 199,999 shares of the Common Stock, which represents approximately 3.4% of the Common Stock outstanding. Mr. Zimmerman also has a 27.26% interest in Barclay and may be deemed, through Barclay, to own a 6.16% interest in Richey. Mr. Zimmerman may be deemed to own a total 9.56% interest in the Common Stock.

              Barclay owns 1,331,503 shares of the Common Stock, which represents approximately 22.61% of the Common Stock outstanding.

              FIG owns 572,435 shares of the Common Stock, which represents approximately 9.72% of the Common Stock outstanding.

         (b) Mr. Alverson has the sole power to vote the 404,614 shares of Common Stock owned by him. The power to dispose of such Common Stock is subject to the restrictions set forth in that certain Stockholders Agreement dated March 1993 among Barclay, BRJS, Donald I. Zimmerman and certain shareholders of Barclay, BRJS and the Company and certain former shareholders of RicheyImpact Electronics, Inc. (the "Stockholders Agreement"). The Stockholders Agreement restricts the ability of those party thereto to acquire or dispose of direct or indirect ownership interests in the Company.

              Mr. Cacciatore has the sole power to vote the 578,020 shares of Common Stock owned by him. The power to dispose of such Common Stock is subject to the restrictions set forth in the Stockholders Agreement.

              Mr. Levy has the sole power to vote the 51,428 shares of Common Stock owned by him. The power to dispose of such Common Stock is subject to the restrictions set forth in the Stockholders Agreement.

              Mr. Rosenbaum has the sole power to vote the 69,360 shares held as custodian for his children. Mr. Rosenbaum shares voting and dispositive power with his wife, Martha Rosenbaum, as to the shares of Common Stock held by Palisades. In addition, the power to dispose of all of the Common Stock is subject to the restrictions set forth in the Stockholders Agreement. Martha Rosenbaum's address is the same as that set forth in Item 2 for Greg A. Rosenbaum. Mrs. Rosenbaum is the Secretary of Palisades. She was not convicted, during the last five years, in any criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Rosenbaum is a citizen of the United States.

              Mr. St. John has the sole power to vote the 346,812 shares of Common Stock owned by him. The power to dispose of such Common Stock is subject to the restrictions set forth in the Stockholders Agreement.

              Mr. Zimmerman has the sole power to vote the 199,999 shares of Common Stock owned by him. The power to dispose of such Common Stock is subject to the restrictions set forth in the Stockholders Agreement.

              Barclay has the sole power to vote the 1,331,503 shares of Common Stock owned by it. The power to dispose of such Common Stock is subject to the restrictions set forth in the Stockholders Agreement.

              Mr. Levy has the sole power to vote the 572,435 shares of Common Stock owned by FIG. The power to dispose of such Common Stock is subject to the restrictions set forth in the Stockholders Agreement.

         (c) Except as set forth in Item 4 hereof, there were no transactions involving shares of the Common Stock effected during the past 60 days by Barclay or FIG, nor to its best knowledge, any of its respective directors or executive officers.

         Except as set forth in Item 4 hereof, there were no transactions involving shares of the Common Stock effected during the past 60 days by Messrs. Alverson, Cacciatore, Levy, Rosenbaum or Zimmerman or Ms. Levy.

         (d) Messrs. Alverson, Cacciatore, Levy, St. John and Zimmerman have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock owned by such individual. Disposition of all shares is subject to the restrictions set forth in the Stockholders Agreement.

         Mr. Rosenbaum has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock held by him as custodian for his children. Mr. Rosenbaum shares with his wife, Martha Rosenbaum, the right to receive and the power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock held by Palisades. Disposition of all shares is subject to the restrictions set forth in the Stockholders Agreement.

         Barclay has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock owned by it. Disposition of all shares is subject to the restrictions set forth in the Stockholders Agreement.

         FIG has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds of, the sale of the Common Stock owned by it. Disposition of all shares is subject to the restrictions set forth in the Stockholders Agreement.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth above and as described in the Stockholders Agreement, the Merger Agreement, the Restated Merger Agreement and the Reincorporation Merger Agreement, copies of which are attached as exhibits hereto and incorporated herein by reference, to the best knowledge of Barclay and FIG, and Messrs. Alverson, Cacciatore, Levy, Rosenbaum, St. John and Zimmerman and Ms. Levy, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Richey, including but not limited to any agreements concerning (i) transfer or voting of securities, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) put or calls, (vi) guarantees of profits, (vii) division of profits or loss or (viii) the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    A Stockholders Agreement dated as of March 1993 among Brajdas Corporation and the persons and entities listed on Schedule I thereto.

    B Agreement of Merger of BRJS Investment Holding Corp. and Brajdas Corporation dated as of July 12, 1993.

    C Restated Agreement of Merger of BRJS Investment Holding Corp. and Richey Electronics, Inc., f/k/a Brajdas Corporation, dated as of November 9, 1993.

    D Agreement of Merger (To Effect Reincorporation in Delaware) between Richey Electronics, Inc., a Delaware corporation and Richey Electronics, Inc., a California corporation dated as of December 14, 1993.

AGREEMENT

         This Statement on Schedule 13D is filed on behalf of each of the undersigned pursuant to Rule 13d-1(f)(1).

                                      APPENDIX A

                 BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF BARCLAY
                 ----------------------------------------------------

         The name, citizenship, business address and principal occupation or employment of each executive officer and director of Barclay are set forth below.

Donald I. Zimmerman
citizen of United States
300 Drakes Landing Road
Suite 100
Greenbrae, California 94904
President and Chief Executive Officer of Barclay
Director of Barclay

Steven A. Zimmerman
citizen of United States
300 Drakes Landing Road
Suite 100
Greenbrae, California 94904
Vice President and Secretary of Barclay
Director of Barclay

Saul D. Levy
citizen of Paraguay
c/o Barclay and Company, Inc.
300 Drakes Landing Road, Suite 100
Greenbrae, California  94904
Chairman of the Board of Barclay
Investor

                                      APPENDIX B

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF FIG
                   ------------------------------------------------

         The name, citizenship, business address and principal occupation or employment of each executive officer and director of FIG are set forth below.

DIRECTORS
- ---------

Saul Levy
citizen of Paraguay
c/o Barclay and Company, Inc.
300 Drakes Landing Road, Suite 100
Greenbrae, California  94904
President and Secretary of FIG
Investor

David G. Bird
citizen of Grand Cayman
Swiss Bank Building
George Town, Grand Cayman
Attorney

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            /s/ C. Don Alverson
                                            -----------------------------------
                                            C. Don Alverson

Dated: January 6, 1994

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            /s/ William C. Cacciatore
                                            -----------------------------------
                                            William C. Cacciatore

Dated: January 6, 1994

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            /s/ Deborah Levy
                                            -----------------------------------
                                            Deborah Levy

Dated: January 7, 1994

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            /s/ Saul Levy
                                            -----------------------------------
                                            Saul Levy

Dated: January 6, 1994

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            /s/ Greg A. Rosenbaum
                                            -----------------------------------
                                            Greg A. Rosenbaum

Dated: January 6, 1994

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            /s/ Norbert W. St. John
                                            -----------------------------------
                                            Norbert W. St. John

Dated: January 6, 1994

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            /s/ Donald I. Zimmerman
                                            -----------------------------------
                                            Donald I. Zimmerman

Dated: January 6, 1994

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            Barclay and Company, Inc.


                                            /s/ Donald I. Zimmerman
                                            -----------------------------------
                                            Donald I. Zimmerman
                                            President

Dated: January 6, 1994

                                      Signature
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            First Investment Group


                                            /s/ Saul Levy
                                            -----------------------------------
                                            Saul Levy
                                            President

Dated: January 6, 1994